MAINSTAY CBRE GLOBAL INFRASTRUCTURE MEGATRENDS TERM FUND

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

July 25, 2024

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Schedule 14A filing (the “Proxy”) for MainStay CBRE Global Infrastructure Megatrends Term Fund (SEC File Nos. 333-255283 and 811-23654) (the “Registrant”)

Dear Mr. Rosenberg:

This letter responds to comments provided by telephone on July 16, 2024, with respect to the Proxy. The Proxy was filed with the Securities and Exchange Commission on July 12, 2024. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxy, except as defined herein.

Comment 1: The Fund’s most recent registration statement on Form N-2 states that it is subject to control share acquisition provisions. Please disclose the terms and effect of such provisions and state that recent federal and state court precedent has found that such provisions are not consistent with the Investment Company Act of 1940, as amended. If there are control shares as of the record date of the meeting, please disclose the number of control shares as of that date as well as the treatment and effect of these shares for purposes of determining quorum at the meeting and the vote required to pass each proposal. See Item 21 of Schedule 14A.

Response: The Registrant notes that on December 7, 2023, the Fund’s Agreement and Declaration of Trust and Amended and Restated By-Laws of the Trust (“By-Laws”) were amended to remove their control share provisions. Therefore, the Fund will not include disclosure describing control share acquisition provisions in the Proxy.

Comment 2: In the letter to shareholders, the Fund states that, “Saba regularly seeks to cause closed-end funds to engage in actions which can result in adverse consequences for long-term investors.” Please explain how this statement is consistent with Note b. to Rule 14a-9 under the Securities and Exchange Act of 1934, as amended, which states that it may be misleading to directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct, without factual foundation.

Response: The Registrant acknowledges the Staff’s comment, but believes there is an adequate, reasonable factual basis for that assertion. It merely informs investors that Saba has a history, upon electing a trustee to a fund’s board, of advocating for changes that favor short-term investors over long-term investors. The Registrant respectfully submits that the reference to Saba’s actions in other similar circumstances is not false or misleading, and does not impugn character, integrity or personal reputation and is therefore consistent with Note b. to Rule 14a-9.

Comment 3: Please supplementally address whether the Fund, its advisor or any of its affiliates have entered into a standstill agreement with respect to the Fund and the third-party. If so, please provide a copy of such agreement or direct the Staff to where such agreement is filed on EDGAR.

Response: The Registrant confirms that it has not entered into any standstill agreements.

Comment 4: Please state that broker non-votes occur when, (a) a broker is not permitted pursuant to NYSE Rule 452 to vote on the proposal without instructions from the beneficial holder; (b) such instructions are not received; and (c) the broker nevertheless gives a proxy to the soliciting party because there is at least one other proposal upon which the broker is permitted to vote without instructions.

Response: The Fund directs the staff to the underlined language below, as amended to add clarification, which the Registrant believes addresses this concern.

Abstentions and Broker Non-Votes. Broker non-votes arise when shares are held in street name and the broker does not receive voting instructions from the beneficial owner. Broker non-votes can occur when a meeting has (i) a “routine” proposal, such as the ratification of an auditor (Proposal II), where the applicable stock exchange permits brokers to vote their clients’ shares in their discretion, and (ii) a “non-routine” proposal, such as a contested election for the election of trustees (Proposal I), where the applicable exchange does not permit brokers to vote their clients’ shares in their discretion. The shares that are considered to be present as a result of the broker discretionary vote on the routine proposal but do not vote on the non-routine proposal are called “broker non-votes.” These non-votes are counted for quorum purposes but not as votes cast on the specific proposals. Because of the contested nature of the proxy election, to the extent your broker provides you with the Dissident’s (as defined herein) proxy materials, your broker may not vote your shares on routine matters or non-routine matters. We urge you to instruct your broker or other nominee to vote your shares using the WHITE proxy card so that your votes may be counted.

Comment 5: Please clarify that where a proponent seeks to count uninstructed shares or broker non-votes as present for quorum purposes where there is a solicitation in opposition as there is here - please explain how this use of uninstructed shares complies with NYSE Rule 452.10:

Response: Rule 452 governs whether brokers may exercise discretionary authority to vote shares as to which the beneficial owner has not provided voting instructions. However, the Fund’s organizational documents and state law govern how the Fund will consider abstentions and broker non-votes for purposes of determining a quorum. The Registrant has revised the disclosure to clarify how broker non-votes will be treated, as indicated in bold underline below:

Abstentions and Broker Non-Votes. Broker non-votes arise when shares are held in street name and the broker does not receive voting instructions from the beneficial owner. Broker non-votes can occur when a meeting has (i) a “routine” proposal, such as the ratification of an auditor (Proposal II), where the applicable stock exchange permits brokers to vote their clients’ shares in their discretion, and (ii) a “non-routine” proposal, such as a contested election for the election of trustees (Proposal I), where the applicable exchange does not permit brokers to vote their clients’ shares in their discretion. The shares that are considered to be present as a result of the broker discretionary vote on the routine proposal but do not vote on the non-routine proposal are called “broker non-votes.” These non-votes are counted for quorum purposes but not as votes cast on the specific proposals. Because of the contested nature of the proxy election, to the extent your broker provides you with the Dissident’s (as defined herein) proxy materials, your broker may not vote your shares on routine matters or non-routine matters. We urge you to instruct your broker or other nominee to vote your shares using the WHITE proxy card so that your votes may be counted.

Comment 6: For each non-interested director and family members, please disclose beneficial ownership of fund, investment adviser, underwriter or person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

Response: The Registrant confirms that the requested information will be included with the Definitive Proxy Statement.

Comment 7: Please file the proxy solicitation card with the Definitive Proxy Statement.

Response: The Registrant confirms that the proxy solicitation card will be filed with the Definitive Proxy Statement.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary

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